James Stevens 404.885.3721 telephone 404.885.3900 facsimile james.stevens@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street NE, Suite 5200 Atlanta, Georgia 30308-2216 404.885.3000 telephone troutmansanders.com

May 10, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Clampitt, Attorney-Adviser

Re:	BNC Bancorp Registration Statement on Form S-4 Filed April 19, 2016 File No. 333-210824

Dear Michael:

On behalf of our client, BNC Bancorp (the “Company,” “we,” “us” or “our”), we have set forth herein the Company’s response to the comments contained in the comment letter, dated May 5, 2016 (the “Comment Letter”), from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), with respect to the Registration Statement on Form S-4 filed by the Company on April 19, 2016 (File No. 333-210824) (the “Registration Statement”).

For your convenience, we have set forth the comment from the Comment Letter in bold typeface and have included the Company’s response below it. The numbered paragraph in this letter corresponds to the numbered paragraph of the Comment Letter.

Interests of Directors and Officers of HPTB in the Merger, page 11

1.	You disclose that as a result of the merger, Mr. Matthew W. McInnis will be appointed a director of BNC and the Bank. Please provide the information required by Item 18(a)(7) of Form S-4 for Mr. McInnis.

Response

The Company intends to file an amendment to the Registration Statement which will include the information required by Item 18(a)(7) of Form S-4 for Mr. McInnis. A copy of the proposed disclosure is attached as Exhibit A. Please note that Mr. McInnis will not be an executive officer of BNC after the effective time of the merger. Therefore, certain information required by Item 18(a)(7) of Form S-4 that is only applicable to executive officers has not been included in the amendment to the Registration Statement.

Atlanta BEIJING CHARLOTTE Chicago Hong Kong New York Orange County Portland RAleigh Richmond San Diego San francisco Shanghai Tysons Corner Virginia Beach Washington, DC

Michael Clampitt United States Securities and Exchange Commission May 10, 2016 Page 2

2.	We also note that Senior Executive Vice President and CFO Thomas L. Eller will be employed by BNC for at least one year following the merger and that he would enjoy compensation equivalent to “similarly situated executives.” Please clarify the role or title that Mr. Eller will hold as an employee of BNC and provide the information required by Item 18(a)(7) of Form S-4. See disclosure page 54.

Response

Mr. Eller will not be employed in the capacity of an executive officer of BNC. As a result, no additional disclosures are required by Item 18(a)(7) of Form S-4 with respect to Mr. Eller. The Company intends to file an amendment to the Registration Statement which will revise the disclosure regarding Mr. Eller’s employment following the merger to avoid any confusion. A copy of the proposed disclosure is attached as Exhibit B.

Representations and Warranties Made by BNC and HPTB in the Merger Agreement, page 45

3.	We note your statement in the second full paragraph on page 45 that the “representations, warranties and covenants included in the merger agreement were made only for the purposes of the merger agreement…[and that] you should not rely on the representations, warranties, covenants or any description thereof as characterizations of the actual state of facts or condition of BNC [or] HPTB[.]” Please revise to remove any implication that the referenced merger agreement and the description thereof do not constitute public disclosure under the federal securities laws.

Response

The Company intends to file an amendment to the Registration Statement which will remove any implication that the referenced merger agreement and the description thereof do not constitute public disclosure under the federal securities laws. A copy of the proposed disclosure is attached as Exhibit C.

Michael Clampitt United States Securities and Exchange Commission May 10, 2016 Page 3

In preparing our response to the Staff’s comments, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any further questions about the Registration Statement or this response to the Comment Letter. I can be reached at (404) 885-3721.

Thank you for your prompt attention to this matter.

Sincerely,

/s/ James Stevens

James Stevens

cc:	Ron Gorczynski

Exhibit A

Interests of Directors and Officers in the Merger

BNC will cause Executive Vice President Matthew W. McInnis to be appointed as a director of each of BNC and Bank of North Carolina at the effective time of the merger. Mr. McInnis will serve as a member of the board of directors of both BNC and Bank of North Carolina until he is submitted for election by the shareholders of BNC. Mr. McInnis will be eligible for election onto the board of directors of both BNC and Bank of North Carolina at the next annual meeting of BNC shareholders. Mr. McInnis’ strong ties to the Piedmont Triad region of North Carolina and the markets in which HPTB and BNC both operate qualifies him to serve as a BNC director following the merger. Certain information regarding Mr. McInnis and his business experience is summarized on page 81. In addition, the parties expect that Mr. McInnis will become a consultant of BNC after the consummation of the merger, with compensation to Mr. McInnis that is substantially equivalent to the compensation being paid to Mr. McInnis by HPTB prior to the merger.

Exhibit B

Interests of Directors and Officers of HPTB in the Merger

After the closing of the merger, BNC may hire ~~the parties anticipate that~~ executive officer Thomas L. Eller ~~will continue employment with BNC or its subsidiaries~~ on a part-time basis as a non-executive employee or consultant.

HPTB’s officers and directors have interests in the merger in addition to or different from the interests that they share with you as a HPTB shareholder.

Some of HPTB’s executive officers participated in negotiations of the merger agreement with BNC, and HPTB’s board of directors approved the merger agreement and is recommending that HPTB shareholders vote to approve the merger agreement. In considering these facts and the other information contained in these materials, you should be aware that certain of HPTB’s executive officers and directors have economic interests in the merger that are different from or in addition to the interests that they share with you as a HPTB shareholder. These interests include, as a result of the merger, the payment to, or survival of, certain benefits to which Messrs. Williamson, Eller and Myers are entitled under existing agreements and arrangements with HPTB, as well as the potential ~~employment~~ hiring of Mr. Eller on a part-time basis as a non-executive employee or consultant and the engagement as a consultant of Mr. McInnis, by BNC following completion of the merger. See “Proposal No. 1 — The Merger — Interests of the Directors and Officers of HPTB in the Merger” on page 50.

Employment with BNC

The parties have discussed that Thomas L. Eller, Senior Executive Vice President, Chief Financial Officer of HPTB, ~~will~~ may be offered a part-time position ~~one-year employment agreement~~ with BNC as a non-executive employee or consultant upon the closing of the merger. ~~Mr. Eller would be eligible to participate in BNC’s employee benefit plans, fringe benefits, and perquisites as provided to similarly situated executives employees. After the expiration of his one-year employment agreement, it is anticipated that Mr. Eller will continue to be employed by BNC in a position acceptable to both Mr. Eller and BNC.~~

Exhibit C

Representations and Warranties Made by BNC and HPTB in the Merger Agreement

The representations, warranties and covenants included in the merger agreement were made only for purposes of the merger agreement and as of specific dates, are solely for the benefit of BNC and HPTB, may be subject to limitations, qualifications or exceptions agreed upon by the parties, including those included in confidential disclosures made for the purposes of, among other things, allocating contractual risk between BNC and HPTB rather than establishing matters as facts, and may be subject to standards of materiality that differ from those standards relevant to investors. ~~You should not rely on the representations, warranties, covenants or any description thereof as characterizations of the actual state of facts or condition of BNC, HPTB or any of their respective subsidiaries or affiliates.~~